

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 19, 2016

Via E-mail
Mr. Gregory S. Weishar
Chief Executive Officer
PharMerica Corporation
1901 Campus Place
Louisville, KY 40299

> **Re:** **PharMerica Corporation**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 001-33380**

Dear Mr. Weishar:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining